UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated May 21, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: May 22, 2015

Exhibit 99.1

Fosun Pharma, HOPU Investments, CEL Healthcare Fund, and WuXi PharmaTech to Jointly Acquire U.S. Innovative Biotechnology Company Ambrx

SHANGHAI, May 21, 2015 /PRNewswire/ — A consortium (“the Consortium”) consisting of entities affiliated with Shanghai Fosun Pharmaceutical Group, HOPU Investments, China Everbright Limited’s healthcare fund (“CEL Healthcare Fund”), and WuXi PharmaTech announced today that the Consortium has signed a merger agreement pursuant to which the Consortium will acquire Ambrx Inc. The transaction is expected to close in the second quarter of 2015, subject to receipt of certain regulatory approvals and satisfaction of customary closing conditions.

Ambrx is a clinical-stage biotechnology company focused on discovering and developing first-in-class and best-in-class optimized protein therapeutics known as bio-conjugates. The company’s proprietary technology platforms enable attachment of pharmaceutically active molecules to specific sites within proteins more precisely than prior generations of bio-conjugates and with precision similar to that used to design small-molecule drugs. Ambrx has developed a pipeline of novel product candidates that include antibody-drug conjugates, or ADCs, bi- and multi-specific drug conjugates, and long-acting therapeutic proteins.

ADCs are expected to be one of the most important areas of monoclonal antibody development in the next decade, especially in targeted therapies for oncology, an area where Ambrx has a strong internal pipeline. The company’s most advanced internally developed product is ARX788, a site-specific ADC targeting Her2-positive breast cancer that Ambrx expects to begin clinical trials on in 2015.

In addition to its internal pipeline, Ambrx collaborates with leading pharmaceutical companies, including Bristol-Myers Squibb, Merck, Eli Lilly, and Agensys. Ambrx’s most advanced collaboration product candidate in human health is ARX618, a long-acting fibroblast growth factor 21 for type 2 diabetes, for which collaboration partner Bristol-Myers Squibb is conducting Phase 2 clinical trials in the United States. To date, collaborations have provided Ambrx with over $200 million in funding and have the potential to provide milestone payments and royalties on the sale of collaboration products.

Chairman of Fosun Pharma Mr. Chen Qiyu said, “This joint acquisition will result in great synergy with Fosun Pharma’s current R&D system and platform. Fosun Pharma has an internationalized R&D deployment in place with strong R&D capability. It has established an interactive and integrated R&D system in Shanghai, Chongqing, and San Francisco, focusing on the R&D of macromolecular biopharmaceutical drugs, especially monoclonal antibodies. Under the help of Fosun Pharma, Ambrx’s business expanding in China will enable Chinese patients to get faster access to innovative therapeutic drugs.”

“We are pleased to join the Consortium to acquire Ambrx, a top-tier innovative biologics company with a cutting-edge second-generation ADC technology platform,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “This transaction will allow WuXi to broadly access Ambrx’s best-in-class ADC platform and biologics development capabilities to better serve our global customers.”

“We are excited to advance Ambrx’s development programs and technologies with members of the Consortium,” said Ambrx’s CEO and President Lawson Macartney, Ph.D., FRCPath. “I would like to thank Ambrx’s employees and partners for their dedicated efforts to bring important new therapies to patients.”

BMO Capital Markets Corp. is acting as exclusive financial advisor and Latham & Watkins is acting as legal advisor to Ambrx in connection with this transaction. Haynes and Boone is acting as legal advisor to the Consortium in connection with this transaction.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

About Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”), a leading healthcare company in China, was established in 1994 and has been listed on the Shanghai Stock Exchange since August 1998 and on the Main Board of the Hong Kong Stock Exchange since 2012 (stock codes: 600196-SH, 02196-HK). Fosun Pharma strategically covers important segments of the healthcare industry value chain, including pharmaceutical manufacturing, pharmaceutical distribution and retail, healthcare services, diagnostic products, and medical devices. The company maintains a National Recognized Enterprise Technology Centre and a highly capable international R&D team, focusing on innovation and research in therapeutic areas including metabolism and the alimentary tract, the cardiovascular system, the central nervous system, oncology and immunoregulation, and infection. With its commitment to innovation for good health and creating a better future, Fosun Pharma will continue to pursue its strategic development approach of “Organic Growth, Coupled with M&A and Integration.” The Company strives to be one of the first-class enterprises in the global healthcare market. Click here for more information: http://www.fosunpharma.com.

About HOPU Investments

HOPU Investments is a private equity firm focusing on China-related investment opportunities. With offices located in Beijing, Hong Kong, and Singapore, HOPU’s team has unique expertise in investment, financing, and capital markets, as well as diverse experience working with state-owned enterprises and private entrepreneurs. HOPU’s key investment focus is to create, develop, and pursue investment opportunities driven by China’s ongoing economic reforms and development, particularly in the healthcare, technology, consumer, energy, mining, agriculture, and financial services sectors.

About China Everbright Limited’s healthcare fund (“CEL Healthcare Fund”)

China Everbright Limited (CEL) (stock code: 165-HK), a member of China Everbright Group, is a publicly listed diversified financial services enterprise focusing on the asset management and investment businesses. It manages a series of private equity funds, venture capital funds, sector-focused funds, and hedge funds and provides across-the-board investment management services for overseas investors to invest in companies with fast-growing potential in mainland China. CEL also seeks investment opportunities overseas and provides diversified financial services for its clients in mainland China. Total assets under management totaled $6.8 billion as of December 31, 2014. CEL Healthcare Fund focuses on leading healthcare/life science companies with a defendable competitive position, excellent prospects for an expandable platform, and a good fit with the considerable resources and market potential that China has to offer. The CEL team has extensive experience and a network of contacts in the healthcare sectors in China and the United States.

For more information, please contact:

WuXi PharmaTech

Ronald Aldridge (for investors)

Director of Investor Relations

(201) 585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Director of Corporate Communications

+86-21 5046-4362

aaron_shi@wuxiapptec.com

Shanghai Fosun Pharmaceutical Company

Victor Wei

Senior Public Relations Manager

+86-21 3398-7122

weit@fosunpharma.com

HOPU Investments

Sunny Li

Head of Technology Investments

+86-10 5181-9600

sunny.li@hopucap.com

China Everbright Limited

Bin Sun

Head, Managing Director, Healthcare Investment

+86-21 2089-2888

bin.sun@everbright165.com

Ambrx, Inc.

Amiad Finkelthal

Senior Account Executive

Russo Partners LLC

(646) 942-5626

Amiad.Finkelthal@russopartnersllc.com